MIGENIX INC

Report of Voting Results

(section 11.3 of National Instrument 51-102)

In accordance with National Instrument 51-102 “Continuous Disclosure Obligations”, the matters voted upon by shareholders at the Annual and Special General Meeting of the shareholders of MIGENIX Inc. (the “Company”) held on September 12, 2006 were decided as follows:

1.

Appointment and Remuneration of Auditors

Shareholders appointed Ernst & Young LLP, Chartered Accountants as auditors of the Company for the ensuing year and authorized the directors to fix the remuneration to be paid to the auditors.

2.

Fixing Number of Directors at Nine

Shareholders approved a resolution fixing the number of directors at nine.

3.

Election of Directors

Shareholders elected the following nine directors of the Company to hold office until the next annual general meeting of the Company or until their successor is duly elected or appointed, unless such office is earlier vacated in accordance with the Articles of the Company or such director becomes disqualified to act as a director:

David Scott

Steven Gillis

James DeMesa

Colin R. Mallet

Michael J. Abrams

Walter H. Moos

Alistair Duncan, Jr.

W. Keith Schilit

Richard W. DeVries

4.

Adoption of MIGENIX 2006  Incentive Stock Option Plan

Shareholders approved a resolution adopting the MIGENIX 2006 Incentive Stock Option Plan, as described in the Company’s information circular for the meeting.

5.

Adoption of MIGENIX Deferred Share Unit Plan

Shareholders approved a resolution adopting the MIGENIX Deferred Share Unit Plan Plan, as described in the Company’s information circular for the meeting.

Dated: September 14, 2006

MIGENIX Inc.

“Arthur J. Ayres”

Arthur J. Ayres

Chief Financial Officer